EXHIBIT 99.8

OREZONE RESOURCES INC.
MANAGEMENT DISCUSSION AND ANALYSIS
SECOND QUARTER 2003

Note:  All dollar amounts referred to in this report are quoted in Canadian dollars, unless otherwise noted.

This Management Discussion and Analysis (MD&A) of the results of operations of Orezone Resources Inc. (the “Company”) for the period ended June 30, 2003 should be read in conjunction with the interim consolidated financial statements of the Company. The MD&A has been prepared to give shareholders an assessment of not only what the Company has accomplished in the past period but also of what initiatives have been taken to increase shareholder value for the future.

Description of Business

The Company is primarily engaged in the exploration and development of mineral properties in Africa. The primary focus of attention has been the Essakan group of permits where the company continues to explore and expand resources on programs funded by our joint venture partner, Gold Fields Limited. During the second quarter, the Company performed exploration work on the 6 Essakan properties, the Bombore permit, expanded upon previous work on the Bondi permit and performed follow up drilling on the Golden Hill permit.

Analysis of Financial Condition

Working capital at June 30, 2003 was $5,225,639 compared with $5,435,021 at March 31, 2003 and $1,167,676 at December 31, 2002. During the quarter the Company did not complete any new financing as working capital from the previous financing was sufficient to maintain all operations until, at least, the end of this fiscal year. The exercise of warrants and options during the quarter resulted in a cash inflow of $729,770 during the quarter. Additional capital is expected to come from existing warrants and options outstanding, which, if exercised, would provide additional equity capital of approximately $1,852,580 based upon in the money options and warrants as at June 30, 2003closing price. Another $4,000,000 is available based upon current stock prices from warrants.

Results of Operations

Net expenditures (after deducting Gold Fields contribution of $414,775) on resource properties for the quarter amounted to $618,065 (2002- $267,176). Administrative expenses and net overhead total $236,201 for the quarter, an increase over 2002 ($72,222) as a result of higher corporate activity and the Company’s commitment to advance its projects.

During the quarter, the Company made an investment of $250,000 CAD in Platmin Resources Ltd. This deal was in the form of a loan which has an interest rate of 10% and 5,000 warrants priced at $9.00 USD per share valid for one year after Platmin goes public. It should be noted that Platmin has advised Orezone that they will repay the loan with interest in late August.

The Company also invested $125,000 CAD as part of a Northern Shield Resources Inc. financing. Orezone Resources has subscribed for 625,000 common shares at $0.20/share and a half warrant at $0.32 for one year (May 16, 2004). As a condition of the financing, Northern agrees that the $125,000 shall be spent on drilling and other exploration costs related to the Waxatike Project unless otherwise agreed to by both Parties. Subsequent to Northern spending $125,000 on the Waxatike Property, Orezone must still complete their $500,000 expenditure in order to earn a 50% interest in the Waxatike Property.

Burkina Faso Properties

During the second quarter, the Company advanced exploration on the 6 Essakan permits including RC drilling and geochemical analysis on a number of targets. Highlights included: oregrade intersections 4km north of the Main zone, recognizing 15 regional satellite targets ready to drill test and equal or better than expected drill intersections within the main zone. The program consisted of 89 Reverse Circulation (RC) holes totalling 6563m, 601m of core in 8 holes and 13,595 surface samples across the 1433 km² property. Orezone completed 10 RC holes and 7 diamond core holes on the Essakan Main Deposit and confirmed mineralization that had been indicated by former operators. Drilling on 10 sections across the main orebody revealed wide intersections of mineralization, with equal to previous or better than expected results. At Fala, located 7 km due east of the Essakan Main Deposit, two holes were drilled into the possible extension of a zone mined by artisanal miners. Both holes intersected significant mineralization. Hole FRC428 returned 3.0 gAu/t over 18m and hole FRC429 returned 2.4 gAu/t over 7m. Drilling 4km north of the Essakan main zone, revealed mineralization similar to that found within the deposit. Hole ERC394 returned 39m at 3.5 gAu/t.

The systematic exploration at the Essakan project will continue with an aggressive program of drilling, starting in September 2003 and require four months using two drill rigs. Drilling will include 8500m of RC, 7000m of RAB and 1200m of core drilling. The main priority will be to test the targets along the Essakan main deposit and Fala trends in order to advance any targets to the resource definition stage. A minimum of 10 of the 15 regional targets will receive drill testing to investigate below-surface source of the gold mineralization.

OREZONE RESOURCES INC.
MANAGEMENT DISCUSSION AND ANALYSIS
SECOND QUARTER 2003

On the Bombore permit, the Company completed a 2000m RC drill program to test continuity of resources previously reported by Channel Resources Ltd. and to test several other target areas. Orezone is earning up to 100% interest in Bombore by exploring and developing the project. Results are pending on the recently completed 780m RC drill program at the Peksou zone, Golden Hill Property located in the southwestern part of the country. Due to the early arrival of the rainy season, drilling on the Sega permit has been postponed until 4th quarter 2003.

Canada

At the end of the second quarter, drilling was underway at the Monster property in the Yukon. Results are pending on this program. Field work is on going at the Waxatike project in Ontario. Ground magnetics and drilling are expected to be completed in Q4.

Forward Looking Statements

The above contains forward looking statements that are subject to a number of known and unknown risks, uncertainties and other factors that may cause actual results to differ materially from those anticipated in our forward looking statements. Factors that could cause such differences include: changes in world gold markets, foreign exchange markets, equity markets, costs and supply of materials relevant to the mining industry, change in government and changes to regulations affecting the mining industry. Although we believe the expectations reflected in our forward looking statements are reasonable, results may vary, and we cannot guarantee future results, levels of activity, performance or achievements.

Ronald N. Little
President & CEO

August 25, 2003